Mail Stop 4561

July 27, 2009

Mr. Gerald P. Quindlen
Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 1, 2009**
> **Form 8-K filed on April 22, 2009**
> **File No. 000-29174**

Dear Mr. Quindlen:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

General

1. We note that the 10-K refers to your operations in areas including the Middle East and Africa. Iran, Sudan and Syria, countries located in those regions, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated operations in, or other contacts with, Iran, Sudan, and Syria, whether through subsidiaries, distributors, or other direct or indirect arrangements. In this regard, we note a November 2008 news

article regarding your announcement of a distribution agreement with Emitac Distribution LLC, which was to cover distribution of your products in territory including countries of the Levant. Your response should describe any products, technology, software, or services you have provided to Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 1. Business

Backlog, page 14

2.   You state that "the actual amount of backlog at any particular time is not a meaningful indication of [y]our future business prospects" and that "backlog information is not material to an understanding of [y]our overall business." In your response letter, please provide an explanation of the basis on which you concluded that the backlog levels in the previous two years, as well as the changes from year to year, were not material.

Results of Operations, page 42

3.   We note your disclosure on page 22 that your results in the second half of fiscal year 2009 were adversely affected by currency fluctuations. You also disclose on page 45 that the impact of year-over-year exchange rate changes on translation of foreign currency research and development expenses and general and administrative expenses contributed to the increases in these expense categories. In light of the potential significance of the impact of changes in foreign currency rates on your results of operations, please tell us how you considered quantifying the impact, when significant, on each line item in your results of operations. Refer to Item 303(a) of Regulation S-K and Section III(D) of SEC Release 33-6835.

4.   As a related matter, please tell us how you considered similar disclosure in your Forms 10-Q. In the company's earnings call for the quarter ended March 31, 2009, management indicated that foreign currency changes impacted sales by 4% and had a "more substantial" impact on gross margin. On page 29 of your Form 10-Q for the quarterly period ended December 31, 2008 you disclose that "the rapid and significant strengthening of the U.S. dollar in the three months ended December 31, 2008 contributed to a substantial decline in gross margin compared with the same period in the preceding fiscal year," however you do not quantify the impact in your management's discussion and analysis regarding gross margin.

Refer to Item 303(b) of Regulation S-K and Section III(E) of SEC Release 33-6835.

Year Ended March 31, 2009 Compared with Year Ended March 31, 2008

Net Sales, page 42

5.   We note that in the company's earnings call for the fiscal quarter ended March 31, 2009 and the related slide presentation "sell-through" and "weeks of supply" is referred to when discussing net sales and inventory management. Please tell us how you considered disclosing the key performance indicators you use in managing your operations, any trends you have experienced in these indicators, and the underlying reasons for such trends. Refer to Item 303(a) of Regulation S-K and Section III(B) of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page 73

6.   We note your disclosure that net income for fiscal year 2009 includes $6.7 million in pretax charges related to revenue adjustments, accounting for warranties, accounting for employee benefit accruals and other adjustments from fiscal year 2008. You disclose that you reviewed the accounting errors utilizing SABs 99 and 108 and determined the impact of the errors to be immaterial to any period presented. Please provide us with your SAB 99 and 108 analysis, including your consideration of the impact of the errors individually and in the aggregate on each of the quarterly and annual periods presented.

Inventories, page 74

7.   You disclose that the company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value. In light of the decrease in sales and inventory turnover and the increase in promotional activity and customer incentives during the fiscal year ended March 31, 2009, describe for us the impact on your valuation of inventory as of the fiscal year end.

Exhibits

8.   We note that you have incorporated by reference the forms of several agreements (i.e., Exhibits 10.7, 10.9, 10.14, and 10.15). In accordance with instruction 2 to

Item 601 of Regulation S-K, agreements filed as "form of" documents should be accompanied by a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document. Alternatively, please file the individual agreements for each of your named executive officers.

Form 8-K filed on April 22, 2009

Exhibit 99.1 - Press release issued on April 22, 2009 including financial results for the quarter and year ended March 31, 2009

9.   We note your use of non-GAAP measures in the Form 8-K noted above which excludes certain charges related to restructuring and the impairment, as well as realized gains or losses, on your short-term investments. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures since your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.

10.   We also note that you present non-GAAP basic and diluted per share measures. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although there is not a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please tell us how you considered enhancing your disclosures to comply with ASR 142 as well as Question 11 of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial*

Measures or confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Gerald P. Quindlen
Logitech International S.A.
July 27, 2009
Page 6

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief